September 24, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rufus Decker

Re:	Financial Engines, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 22, 2012
File No. 1-34636

Ladies and Gentlemen:

On behalf of Financial Engines, Inc. (the “Registrant”), this letter responds to comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 12, 2012. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: We note the Staff’s comments and have included proposed additional disclosure and revisions below. We further confirm that such additional disclosure and revisions will be included in our future filings, including our interim filings.

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Changes in AUM, page 38

2.	Please revise your table on the top of page 38 to separately disclose new enrollments from voluntary and involuntary cancellations. Please also disclose fluctuations in AUM due to market movements separate from other AUM changes. This will help investors to better differentiate between changes in the AUM that are the result of the market overall (i.e.: market performance) as compared to changes that are more specific to your business.

Response: We note the Staff’s comments and will expand the line items in the referenced table to separately disclose new enrollments, voluntary cancellations, and involuntary cancellations in our future filings effective with the filing of our Form 10-Q for the period ended September 30, 2012. We will also provide expanded disclosure regarding each of these line items in respective footnotes, outlining definitions, methodology, and limitations in calculating the data.

We supplementally note that we are not able to quantify the effect of market movement on our AUM during a given period as the information we receive from plan providers does not separately identify the changes in balances due to non-investment transactions, which are not initiated by us, or the changes in balances due to market movement. Since our services sit on top of an existing plan provider infrastructure of custodial and record keeping services, we provide our investment advisory and management services based on a “snapshot” of account balances as of a specific moment in time. However, while we are not able to separately quantify the fluctuations in AUM due to market movement, we are able to further isolate the effect of market movement. Specifically, we intend to provide an approximation of employee and employer contributions in a given period as a separate line item called “Contributions.” We believe this will allow for a more narrowly defined “Market Movement and Other” line item, which will now include estimated market movement, plan administrative fees, participant loans and hardship withdrawals and timing differences. It is relatively typical for markets to have moved up or down on at least one of our month-end calculation dates, so in most quarters, we would expect that market movement would represent the most substantial portion of this line item, with other items representing a relatively small portion.

In previous filings, we have provided estimates of quarterly employee and employer contributions data affecting our AUM. We typically receive annual contribution rates, employer matching and salary information from plan providers or plan sponsors via weekly member files, allowing us to estimate contributions for those members for whom we have received this data. Over the last four quarters, these files contained salary data for a subset of our total members, representing approximately 84-94% of our overall

September 24, 2012

AUM. Therefore, the contributions estimate provided in previous filings only included the available subset of total AUM. The variation is primarily due to fluctuations in the mix of sponsors for which we receive salary data compared to sponsors for which we do not receive such data. In future filings, the new “Contributions” line item in the table will be an estimate of the employee and employer contributions extrapolated over our entire AUM base, using the average of the available contribution data. We believe this methodology is reasonable due to the high likelihood that annual contribution rates, employer matching and salary levels for participants comprising the remaining percentage of our AUM would be substantially similar as reflected in the calculated average. By using this approximation method, we are then able to provide the investor with a more narrow view of the effect of market movement on our quarterly AUM fluctuations.

The new table format, which will be used effective with our Form 10-Q filing for the period ended September 30, 2012, will be consistent with the following example:

The	following table illustrates estimated changes in our AUM over the last four quarters:

	Q4’11	Q4’12	Q2’12	Q3’12
	(In billions)
AUM, beginning of period	$42.0	$47.5	$53.7	$54.2
New Enrollment (1)	4.6	3.0	3.7
Voluntary Cancellations(2)	(1.3)	(1.2)	(1.0)
Involuntary Cancellations(3)	(1.1)	(0.8)	(1.0)
Contributions(4)	0.9	1.0	1.0
Market Movement and Other(5)	2.4	4.2	(2.2)

AUM, end of period	$47.5	$53.7	$54.2	$—

(1)	The aggregate amount of assets under management, at the time of enrollment, of new members who enrolled in our Professional Management service within the period. We receive 401(k) account balances for each member at least weekly, including 401(k) account balances for new members. Accordingly, we are able to capture the 401(k) account balances within a week of enrollment for any given new member.
(2)	The aggregate amount of assets, at the time of cancellation, for voluntary cancellations from the Professional Management service within the period. Members may cancel at any time without any requirement to provide advance notice. Our quarter end AUM excludes the assets of any account cancelled by a member prior to the end of the last day of the quarter. We can quantify this amount for any period by retrieving the account value from the last file received during the week prior to cancellation.
(3)	The aggregate amount of assets, as of the last available positive account balance, for involuntary cancellations occurring when the member’s 401(k) plan account balance has been reduced to zero or when the cancellation of a plan sponsor contract for the Professional Management service has become effective within the period. Plan sponsors may cancel their contract for the provision of Professional Management services to the plan participants upon specified notice or without notice for fiduciary reasons or breach of contract. If a plan sponsor has provided advance notice of cancellation of the plan sponsor contract, however, the AUM for members of that plan sponsor is included in our AUM until the effective date of the cancellation, after which it is no longer part of our AUM. If a member’s account value falls to zero, either upon the effective date of a sponsor cancellation or the member transferring the entire account balances, we treat the account as an involuntary cancellation and quantify the amount for any period by retrieving the account value from the last file received with a positive balance. Involuntary member cancellations due to the effective date of a plan sponsor cancellation occurring between October 1, 2012 and October 31, 2012 resulted in a reduction of [XX%] from our AUM as of September 30, 2012.

September 24, 2012

(4)	Employer and employee contributions are estimated each quarter from annual contribution rates based on data received from plan providers or plan sponsors. Typically, we receive data from plan providers or plan sponsors via weekly member files, allowing us to estimate contributions for those members for whom we have received this data. For the last four quarters, the weekly member files contained annual contribution rates, employer matching and salary levels for a subset of our total members, representing approximately [XX-XX%] of our overall AUM. The average contribution rate is calculated using this data and extrapolated to approximate 100% of employee and employer contributions for our overall AUM. The data presented in the table above differs from data provided in filings prior to September 30, 2012, as the prior contributions data reported represented only that subset of members for whom we received salary data.

(5)	Other factors affecting assets under management include estimated market movement, plan administrative fees, participant loans and hardship withdrawals and timing differences. We cannot separately quantify the impact of the other factors contained in this line item as the information we receive from the plan providers does not separately identify these transactions or the changes in balances due to market movement. We would expect that market movement would typically represent the most substantial portion of this line item in a given quarter.

3.	As a related matter, please revise to disclose, to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known cancellations and/or notices of expected cancellations. If you are not aware of any such changes, please revise to disclose that as well.

Response: We note the Staff’s comment and will disclose the percentage of involuntarily cancelled AUM, as a percentage of the balance sheet date AUM, that was lost due to sponsor cancellations that became effective subsequent to the balance sheet date through a ‘latest practicable date’ prior to the filing. Typically, we would expect the latest practicable date to be as of the last day of the month prior to filing. In cases where we file prior to month end, it will be as of a reasonable and specified date prior to our filing. This information will be provided in the “Involuntary Cancellations” footnote to the AUM table and an example disclosure is provided in the table above. We plan to include the information in the corresponding footnote to the AUM table as we believe the accompanying detail regarding definitions and methodology will be helpful in providing both appropriate context and clarity to the reader. In addition, we supplementally confirm and acknowledge our disclosure obligations regarding material subsequent events.

Critical Accounting Estimates, page 40

Income Taxes, page 42

4.

We note that prior to September 30, 2010 you maintained a full valuation allowance for your net deferred tax assets, since the likelihood of realization of those assets had not become more likely than not. Effective September 30, 2010 you believed that sufficient

September 24, 2012

possible evidence existed from historical operations and future income projections to conclude that it was more likely than not to fully realize your federal deferred tax assets and to partially realize your state of California deferred tax assets. Please provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosures address each of the following points, as appropriate:

•

To the extent that you are relying on future pre-tax income, please disclose the amount of pre-tax income that needs to be generated to realize your deferred tax assets. Please also include an explanation of the anticipated future trends included in your projections of future taxable income.

Response: As of December 31, 2011, the amount of pre-tax income we need to generate in future years in order to realize our deferred tax assets is approximately $120 million and $312 million with respect to approximately $42 million of federal related deferred tax assets and $3 million of state related net deferred tax assets, respectively.

We believe we are able to accurately model future taxable income due to (1) the overall predictability and consistency of our business model and drivers, (2) increased confidence from continued profitable quarters despite a volatile economic environment and (3) a seasoned financial planning and analysis team that has a historical track record of developing accurate forecasting models. We also note that, historically, our actual results have consistently met or exceeded forecasted taxable income.

In our projections, we did not assume any additional revenue as a result of market performance on our AUM. Nor did we incorporate any marked improvement in our historic enrollment rates, voluntary cancellation rates or involuntary cancellation rates. In addition, we have not included any growth or expected earnings amounts for new services which may ultimately be incorporated into our business.

With regard to anticipated future trends, we believe our business model has structural advantages that allow us to demonstrate resiliency in difficult environments. Our contracts with plan sponsors typically have initial terms of three years and evergreen clauses that extend the initial term until terminated by either party after a specified notice period. In a given year, a significant portion of our Professional Management revenue consists of recurring revenue earned from contracts in place prior to the beginning of that year. Since the launch of our Professional Management service in September 2004, we have retained over 96% of our plan sponsors each year and expect this to remain reasonably consistent in future years. While market declines may impact the value of our AUM, we believe we can partially mitigate the effects of market declines. For example, our corporate bonus plan flexes in response to down markets. Poor markets affect both our profitability as well as our new management fee run rate, both of which in turn reduce corporate bonus expense. Also, we believe we have shown the ability to effectively slow hiring or reduce headcount in response to down markets and expect to maintain this versatility going forward.

September 24, 2012

•

If you are relying on the reversal of existing deductible temporary differences to support the realizability of your deferred tax assets, please disclose that the deferred tax liabilities you are relying on are of the same character and will reverse in both the same period and jurisdiction as the temporary differences giving rise to the deferred tax.

Response: We supplementally confirm that we are relying primarily on future taxable income to support the realizability of our deferred tax assets and, to a much lesser degree, through the reversal of existing deductible temporary differences. As of December 31, 2011 our deferred tax liabilities amounted to approximately $7.4 million and are primarily related to capitalized web development costs and capitalized direct response advertising costs. Furthermore, our deferred tax liabilities are of the same character and jurisdiction as the temporary differences giving rise to our deferred tax assets and will reverse in similar periods as the temporary differences giving rise to our deferred tax assets.

•

If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Response: We supplementally confirm that we are not relying on tax planning strategies to support the realization of our deferred tax assets. We expect to utilize our deferred tax assets primarily through the generation of future taxable income, and to a much lesser degree through the reversal of existing deductible temporary differences.

Please provide us with the disclosures you intend to include in future filings. Refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

Response: We note the Staff’s comments in addition to reviewing ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance and are providing to the Staff the following proposed expanded disclosure, primarily revolving around our estimates of future taxable income, to be included in our quarterly report on Form 10-Q for the period ending September 30, 2012 and subsequent filings which include utilization of these net deferred tax assets. We note that dollar amounts included below will be updated to reflect actual results as of September 30, 2012.

September 24, 2012

“Critical Accounting Estimates

Income Taxes

We are subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions.

We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the belief that our tax return positions are supportable, we believe that certain positions may not be fully sustained upon review by tax authorities. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Prior to September 30, 2010, we maintained a full valuation allowance for our net deferred tax assets, since the likelihood of the realization of those assets had not become “more likely than not.” We continually evaluate additional facts representing both positive and negative evidence in the determination of the realizability of the deferred tax assets, including scheduling of deferred tax liabilities and projected income from operating activities. The underlying assumptions we use in forecasting future taxable income require significant judgment and take into account all available evidence, including past operating results and our recent performance. In forecasting future taxable income we did not assume any gains as a result of market performance on our AUM or from the addition of new markets and services we may be considering. Nor did we incorporate any marked improvement in our historical enrollment rates, voluntary cancellation rates or involuntary cancellation rates. Historical differences between forecast and actual taxable profits have not resulted in material adjustments to the recognition of our deferred tax assets. We are not relying on tax planning strategies to support the realization of our deferred tax assets. Rather, we are relying primarily on future taxable income to support the realizability of our deferred tax assets and to a much lesser degree through the reversal of existing deductible temporary differences. Furthermore, our deferred tax liabilities are of the same character and jurisdiction as the temporary differences giving rise to our deferred tax assets and will reverse in similar periods as the temporary differences giving rise to our deferred tax assets.

Effective September 30, 2010, we believed that sufficient positive evidence existed from historical operations and future income projections to conclude that it was more likely than not to fully realize our federal deferred tax assets and to partially realize our state of California deferred tax assets. Therefore, we released valuation allowances of $55.4 million during the year ended December 31, 2010. We continue to apply a valuation allowance on certain deferred tax assets in the amount of $2.0 million relating to the state of California as it is not more likely than not that we will be able to realize these assets prior to their expiration. As of December 31, 2011, the amount of pre-tax income we need to generate in future years in order to realize our deferred tax assets is approximately $120 million and $312 million with respect to approximately $42 million of federal related deferred tax assets and $3.0 million of state related net deferred tax assets, respectively.

As of September 30, 2012, we had net operating loss carryforwards for federal and state income tax purposes of approximately $XX million and $XX million, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards expire through 2028.

As of September 30, 2012, approximately $XX million of the net operating losses will benefit additional paid in capital when realized. As of September 30, 2012, we also had research credit carryforwards for federal and state of California income tax purposes of approximately $XX million and $XX million, respectively, available to reduce future income taxes, which are based on estimates of future realizability. The federal research credit carryforwards expire through 2031. The state of California research credit carries forward indefinitely.

All tax years since inception are open and may be subject to examination in one or more jurisdictions.”

September 24, 2012

*******

In connection with the foregoing response to the Staff’s comments, the Registrant hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to Davina K. Kaile at (650) 233-4564 and via email at dkaile@pillsburylaw.com or to the undersigned at (408) 498-6911 and via email at rsims@financialengines.com.

Very truly yours,

/s/ Raymond J. Sims

Raymond J. Sims

Executive Vice President and Chief Financial Officer

cc:	Jeffrey N. Maggioncalda

Jeffrey C. Grace

Anne S. Tuttle

D.K. Kaile